May 2010
Pricing Supplement dated May 5, 2010 Registration Statement No. 333-163632 Filed pursuant to Rule 424(b)(2)

Senior Fixed Rate Step-Up Callable Notes due May 27, 2025 Global Medium-Term Notes, Series D

We, Royal Bank of Canada, have the right to redeem the notes on any quarterly redemption date, beginning May 27, 2011.  Subject to our quarterly redemption right, the amount of interest payable on the notes will be (i) for Years 1-5:  3.00%, (ii) for Years 6-10:  5.25% and (iii) for Years 11-15: 8.00%, payable semi-annually.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities” and prospectus supplement called “Description of the Notes We May Offer,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Royal Bank of Canada.

FINAL TERMS
Issuer:	Royal Bank of Canada
Aggregate principal amount:	$10,000,000. May be increased prior to the original issue date, but we are not required to do so.
Stated principal amount:	$1,000
Issue price:	$1,000 (100%)
Pricing date:	May 5, 2010
Original issue date:	May 27, 2010
Interest accrual date:	May 27, 2010
Maturity date:	May 27, 2025
Interest rate:
3.00%, from and including the original issue date to but excluding May 27, 2015;
5.25%, from and including May 27, 2015 to but excluding May 27, 2020; and
8.00%, from and including May 27, 2020 to but excluding the maturity date.

Interest payment period:	Semi-annual
Interest payment dates:
The 27th day of each May and November, beginning November 27, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
Beginning May 27, 2011, we have the right to redeem all of these notes on any quarterly redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date.

Redemption percentage at redemption date:	100%
Redemption dates:	The 27th day of each February, May, August and November, beginning May 27, 2011.
Specified currency:	U.S. dollars
Trustee:	The Bank of New York Mellon
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	78008H3N8
Book-entry or certificated note:	Book-entry
Business day:
For purposes of the notes, the term “business day” means a day of the week that is not a Saturday or a Sunday and that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.

Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per Note:	100%	1.75%	98.25%
Total:	$10,000,000	$175,000	$9,825,000

(1)	For additional information, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors, will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of 1.75% for each note they sell. See “Supplemental Information Concerning Plan of Distribution.” For additional information, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 2.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

THE NOTES ARE UNSECURED AND WILL NOT CONSTITUTE DEPOSITS THAT ARE INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER CANADIAN OR U.S. GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated January 11, 2010	Prospectus dated January 11, 2010

MORGAN STANLEY

Senior Fixed Rate Step-Up Callable Notes due May 27, 2025 Issued by Royal Bank of Canada

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes or floating rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
Early Redemption Risk. The issuer retains the option to redeem the notes on any quarterly redemption date, beginning on May 27, 2011.  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.

▪
Investors Are Subject to Our Credit Risk, and Any Actual or Anticipated Changes to Our Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪
The Price at Which the Notes May Be Resold Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity.  For example, if interest rates in the United States rise above the interest rate applicable to the notes at the time you wish to sell them, the market value of the notes at that time may be substantially less than the price at which you acquired them.

▪
The Inclusion of Commissions and Projected Profit from Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”), the agent, is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that we or our affiliates, and MS & Co. or its affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
The Issuer or Its Affiliates Are Market Participants.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

May 2010

Senior Fixed Rate Step-Up Callable Notes due May 27, 2025 Issued by Royal Bank of Canada

Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an “Excluded Holder”, in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a)	the due date for payment thereof, or

(b)
if the full amount of the monies payable on such date has not been received by the trustee on or prior  to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee. We will indemnify and hold harmless each holder of notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section of the prospectus supplement entitled “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” and the section of the prospectus entitled “Tax Consequences – Canadian Taxation.”

May 2010

Senior Fixed Rate Step-Up Callable Notes due May 27, 2025 Issued by Royal Bank of Canada

Certain U.S. Federal Income Taxation Considerations

The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Tax Consequences—United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein. This section applies to you only if you hold your notes as capital assets for tax purposes, and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the accompanying prospectus. In addition, this section does not apply to you if you are not a U.S. holder (as defined in the accompanying prospectus).

In the opinion of Sullivan & Cromwell LLP, the notes will be treated as indebtedness for U.S. federal income tax purposes.  The notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on May 27, 2015, and therefore the notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the notes. This assumption is made solely for U.S. federal income tax purposes of determining whether a note is issued with OID and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the first increase in the interest rate then, solely for OID purposes, the notes will be deemed to be reissued at their adjusted issue price on May 27, 2015. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to the increase in interest rate on May 27, 2020 and therefore the notes should never be treated as issued with OID for U.S. federal income tax purposes.

Under this approach, the interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, retirement or other disposition of a note is subject to significant limitations.

Recently Enacted Legislation.  Under recently enacted legislation, individuals that own “specified foreign financial assets” (such as the notes) with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” includes any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

May 2010

Senior Fixed Rate Step-Up Callable Notes due May 27, 2025 Issued by Royal Bank of Canada

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross interest income and its net gains from the disposition of notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

May 2010

Senior Fixed Rate Step-Up Callable Notes due May 27, 2025 Issued by Royal Bank of Canada

Terms Incorporated in Master Note

The terms appearing above under the captions “Final Terms” and “Additional Amounts” are incorporated into the master note issued to Cede & Co., as nominee for DTC, the registered holder of the notes.

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on May 27, 2010, which will be the sixteenth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of 1.75% for each note they sell.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or its principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where You Can Find More Information

The Issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at .www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at .www.sec.gov as follows:

Prospectus Supplement dated January 11, 2010
Prospectus dated January 11, 2010

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “issuer,”  “we,” “us,” and “our” refers to Royal Bank of Canada.

May 2010